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FEB 29 2008

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08026764

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SEC FILE NUMBER
8-35288

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NatCity Investments, Inc.

OFFICIAL USE ONLY
17490 FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1965 East Sixth Street (No. and Street)

PROCESSED

Cleveland (City) Ohio (State) 44114 (Zip Code)

MAR 24 2008

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Kovachick **(216) 222-2881** (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1300 Huntington Building
925 Euclid Avenue (Address) **Cleveland** (City) **Ohio** (State) **44115** (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21

OATH OR AFFIRMATION

I, Mark A. Kovachick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NatCity Investments, Inc. , as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

2/27/2008
Notary Public

JESSICA A. DRAVIS
Notary Public, State of Ohio
My Commission Expires Dec. 18, 2010

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATCITY INVESTMENTS, INC.

ANNUAL AUDITED STATEMENT OF FINANCIAL CONDITION

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
NatCity Investments, Inc.

We have audited the accompanying statement of financial condition of NatCity Investments, Inc. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NatCity Investments, Inc. at December 31, 2007 in conformity with United States generally accepted accounting principles.

Ernst & Young LLP

February 26, 2008

NatCity Investments, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 8,401,147
Securities owned, at fair value	193,929,848
Partnership investments	22,744,034
Receivable from clearing firm	2,752,342
Interest receivable	1,127,225
Receivables from employees and affiliated companies	6,392,921
Equipment and improvements, at cost, net of accumulated depreciation of $3,480,091	1,816,778
Goodwill	3,380,227
Other intangible assets	2,524,900
Membership in exchange, at cost	39,500
Accrued income and other assets	3,746,409
Total assets	$ 246,855,331
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 3,886,832
Accrued interest payable	12,715
Payables to affiliated companies	261,203
Accrued compensation	20,414,677
Minority ownership interests in partnership investments	21,648,818
Accounts payable and other accrued expenses	2,449,676
Total liabilities	48,673,921
Subordinated loan from National City Credit Corp.	50,000,000
Unsecured lines of credit with National City Credit Corp.	35,890,000
Stockholder's equity:	
Common stock (no par value; stated at $1 per share; 1,000 shares authorized, issued, and outstanding)	1,000
Additional paid-in capital	45,473,629
Retained earnings	66,816,781
	112,291,410
Total liabilities and stockholder's equity	$ 246,855,331

See accompanying notes.

1. Organization

NatCity Investments, Inc. (the Company), a wholly owned subsidiary of National City Corporation (the Parent), is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Chicago Stock Exchange.

The Company provides full-service brokerage services to institutional and retail customers on a fully-disclosed basis. The Company also provides investment banking services, which include underwriting and investment advisory services. Substantially all of the Company's customers are located in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri, and Pennsylvania. The Company also acts as an agent for affiliates of the Parent in certain transactions.

The Company trades in municipal obligations, U.S. government and agency securities, money-market instruments, and corporate obligations and is a market maker in 11 common stocks.

The Company clears its securities transactions on a fully disclosed basis through First Clearing Corporation (the clearing broker).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

2. Summary of Significant Accounting Policies (continued)

Securities

Securities owned are carried at fair value, with unrealized gains and losses included in revenue from principal transactions. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities transactions and related commission revenue and expense are recorded on a trade-date basis. Note 8 contains additional information on securities owned.

Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Investment Banking

Investment banking revenue is recorded as follows: management fees as of the offering date; sales commissions on trade date; and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

Equipment and Improvements

Equipment and improvements are recorded at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method using estimated useful lives of the assets. Useful lives range from one to ten years for furniture, fixtures, and equipment; and three to five years for software, hardware, and data handling equipment. Leasehold improvements are amortized over the shorter of the asset's useful life or the remaining lease term, including renewal periods if reasonably assured pursuant to SFAS 13.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over net identifiable assets acquired. Goodwill impairment testing is performed annually, or more frequently if events and circumstances indicate possible impairment. During 2007, management performed impairment testing on goodwill and determined that the asset was not impaired. The Company currently does not have any other indefinite-lived intangible assets on its balance sheet.

2. Summary of Significant Accounting Policies (continued)

The Company recorded intangible assets with finite lives in connection with its purchase of assets of SSG Financial Advisors in 2006. The assets have useful lives ranging from one to three years. Note 13 contains additional information regarding other intangible assets.

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Partnership investments are carried at estimated fair value using asset valuations provided by the various underlying investment managers. Similarly, liabilities including securities sold, not yet purchased, liabilities subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

Partnership Accounting

The Company is the general partner or managing member in various partnerships or limited liability companies that offer alternative investments to certain qualifying investors. The Company's ownership interest in the partnerships and limited liability companies is less than 5%, however the partnerships and limited liability companies are consolidated due to the Company's control over the partnerships and limited liability companies in its capacity as the investment manager.

3. Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes: In June 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation were adopted by the Company on January 1, 2007. The Company was required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. Upon adoption, there were no adjustments required.

Fair Value Measurements: In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*, which upon adoption will replace various definitions of fair value in existing accounting literature with a single definition, will establish a framework for measuring fair value, and will require additional disclosures about fair value measurements. SFAS 157 clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity and emphasizes that fair value is a market-based measurement and should be based on the assumptions market participants would use. The Statement also creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. SFAS 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. The statement does not expand the use of fair value to any new circumstances. The Company adopted SFAS 157 on January 1, 2008, and the adoption did not have a material impact on financial condition, results of operations, or liquidity.

4. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor the required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company.

5. Guarantees

The Company applies the provisions of the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was $13,006. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Accordingly, there was no indemnification liability accrued at December 31, 2007.

6. Subordinated Debt and Other Borrowings

The Company has an unsecured subordinated line of credit with National City Credit Corp., a subsidiary of the Parent. The Company may borrow up to $250,000,000 on this line with interest at 0.75% above the one-month LIBOR. At December 31, 2007, the Company had $50,000,000 outstanding at an interest rate of 5.85%. Loans under these debt facilities are subordinated to all claims of general creditors of the Company. Moreover, they constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

The Company also has an unsecured line of credit with National City Credit Corp. The Company may borrow up to $600,000,000 on this line with interest at one-month LIBOR. At December 31, 2007, the Company had $35,000,000 outstanding at an interest rate of 4.60%.

6. Subordinated Debt and Other Borrowings (continued)

As discussed further in Note 2, the Company is general partner in various partnerships that offer alternative investments to certain qualifying investors. Certain of these partnerships have unsecured lines of credit with National City Credit Corp. allowing them to borrow up to $7,100,000 in aggregate on the lines with interest at one-month LIBOR. At December 31, 2007, the partnerships had $890,000 outstanding on these lines of credit at an interest rate of 4.60%.

7. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and the Parent's affiliates.

Cash balances with affiliated organizations at December 31, 2007 were $1,679,805. Investments in money market and mutual funds at December 31, 2007, for which an affiliated organization was the fund advisor, were $77,386,160 and are classified as securities owned.

8. Securities Owned

Securities owned are recorded at fair value and consist of the following at December 31, 2007:

Bankers acceptances, certificates of deposit and commercial paper	$ 834,051
Obligations of the U.S. government or its agencies	36,859,741
State and municipal obligations	30,464,294
Corporate obligations	20,403,419
Stocks and warrants	349,663
Guaranteed interests in loans guaranteed by federal agencies	23,596,132
Money market funds	77,386,160
Other securities	4,036,388
Total securities owned	$ 193,929,848

9. Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Parent's policy is to allocate income taxes to its subsidiaries on a separate return basis, which includes any net operating income or losses or alternative minimum taxes, subject to recognition of such items on a consolidated basis.

Deferred tax assets were $1,730,702 as of December 31, 2007, and result primarily from deferred compensation deductions. Income tax payment due to Parent at December 31, 2007, was $2,109,591. Net federal and state tax payable are included in payable to affiliated companies on the statement of financial condition.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. The Company was not required to record an adjustment to its liability for uncertain tax positions as a result of the adoption of this new accounting standard. As of December 31, 2007, the Company had a liability for uncertain tax positions of $3,000, which was equal to the liability at the beginning of the year.

10. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2007, the Company had net capital of $106,596,710, which was $102,940,365 in excess of its required net capital of $3,656,345. The Company's ratio of aggregate indebtedness to net capital was .51 to 1.

11. Employee Benefit Plans

Substantially all of the Company's employees are eligible to participate in the Parent's defined contribution plan. The Parent may make contributions to the plan in varying amounts depending on the level of employee contributions. The amount charged to the Company for contributions to the plan for the year ended December 31, 2007 was $3,309,662.

The Parent sponsors a defined benefit pension plan, which covers employees hired by the Company prior to June 1, 1995. The plan provides pension benefits based upon the employee's length of service and salary levels. Plan assets consist primarily of marketable equity securities and bonds including common stock of the Parent. The Company incurred no expense in 2007 relative to this Plan.

The Parent also sponsors a benefit plan, which offers postretirement medical and life insurance benefits, which covers employees of the Company hired prior to July 1, 1995. The medical portion is contributory and the life insurance portion is noncontributory. The amount charged to the Company for the year ended December 31, 2007 was $188,918.

The Parent sponsors a deferred compensation plan. This is a nonqualified plan not subject to the Employee Retirement Income Security Act of 1974 (ERISA) requirements. In accordance with applicable regulations, this plan is only offered to a limited number of highly compensated and senior management employees. Employee contributions are included in other liabilities of the Parent. At December 31, 2007, the deferred compensation liability recorded on the Parent's books related to employees of the Company amounted to $6,573,592.

Certain officers and key employees of the Company participate in the Parent-administered restricted stock plan. In general, restrictions on shares granted expire within a four-year period.

12. Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments and sales contracts. At December 31, 2007, the Company had the following open underwriting commitments:

Issuer name	Maturity Date	Underwriting Amount	Commitment Percentage	Commitment Amount
Bullitt, Kentucky	September 1, 2011	$ 10,000	4.00%	$ 400
Bullitt, Kentucky	September 1, 2013	10,000	5.00%	500
Bullitt, Kentucky	September 1, 2015	5,000	5.50%	275
Lexington Fayette, Kentucky	October 1, 2008	10,000	0.50%	50
Lexington Fayette, Kentucky	October 1, 2014	40,000	5.50%	2,200
Lexington Fayette, Kentucky	October 1, 2015	60,000	5.50%	3,300
Lexington Fayette, Kentucky	October 1, 2016	55,000	5.50%	3,025
Lexington Fayette, Kentucky	October 1, 2019	70,000	6.00%	4,200
Lexington Fayette, Kentucky	October 1, 2021	20,000	6.00%	1,200
Jefferson, Kentucky	December 1, 2021	65,000	6.00%	3,900
Jefferson, Kentucky	December 1, 2022	115,000	6.00%	6,900
Jefferson, Kentucky	December 1, 2023	115,000	6.50%	7,475
North Central Indiana	July 15, 2008	5,000	0.38%	19
North Central Indiana	January 15, 2011	10,000	3.00%	300
North Central Indiana	July 15, 2011	35,000	4.00%	1,400
North Central Indiana	January 15, 2012	25,000	4.00%	1,000
North Central Indiana	July 15, 2012	35,000	4.00%	1,400
North Central Indiana	January 15, 2013	20,000	5.00%	1,000
North Central Indiana	July 15, 2013	40,000	5.00%	2,000
North Central Indiana	January 15, 2014	10,000	5.00%	500
North Central Indiana	July 15, 2014	20,000	5.00%	1,000
North Central Indiana	January 15, 2015	40,000	5.50%	2,200
North Central Indiana	July 15, 2015	10,000	5.50%	550
North Central Indiana	July 15, 2016	20,000	5.50%	1,100
North Central Indiana	July 15, 2020	30,000	6.00%	1,800
North Central Indiana	July 15, 2021	90,000	6.00%	5,400
North Central Indiana	July 15, 2022	50,000	6.00%	3,000
North Central Indiana	July 15, 2024	250,000	6.50%	16,250
North Central Indiana	July 15, 2026	215,000	6.50%	13,975
				$ 86,319

The Company has entered into operating leases for office space and certain computer and office equipment. Rental expense under the leases amounted to $3,893,420 for the year ended December 31, 2007.

12. Commitments and Contingencies (continued)

Future minimum annual lease payments under operating leases are as follows:

Years ending December 31:	
2008	$ 3,451,727
2009	1,999,807
2010	855,578
Future	180,351
	$ 6,487,463

The Company has also entered into service agreements with third-party service providers with a total commitment of $2,095,025 at December 31, 2007. The aggregate minimum annual commitment under these agreements total approximately $1,374,874 in 2008 and $721,151 thereafter.

The Company acts as underwriter and remarketing agent for certain issuers of variable rate demand obligations (VRDOs). These VRDOs are issued with long-term stated maturities but are considered short-term instruments because of a "put" feature that allows the investor to tender the bonds to the remarketing agent. The bonds are traded at par and the yields on the bonds are generally reset on a weekly basis. The VRDOs are supported by various credit and liquidity enhancements, including letters of credit (LOCs), standby bond purchase agreements (SBPAs), and bond insurance. As a result of increased uncertainty in the markets, investors becoming more risk averse, and actual or potential downgrading in ratings for both bond insurers and providers of LOCs and SBPAs, remarketing agents are experiencing less liquidity in the VRDO market. If NatCity Investments is unable to successfully remarket the securities, it has the option of holding the bonds on its balance sheet or putting the bonds to the issuer who would then draw upon the LOCs and SBPAs. At December 31, 2007, NatCity Investments was remarketing agent for approximately $3 billion of VRDOs, of which $31,341,528 were included in securities owned on the statement of financial condition.

12. Commitments and Contingencies (continued)

The Company is also involved in underwriting and trading auction-rate securities (ARS) for various institutional clients. ARS are long-term, variable rate bonds that are valued at short-term rates. They have a long-term stated maturity with interest rates reset through a weekly modified Dutch auction process. ARS trade at par and are callable at par on any interest payment date at the option of the issuer. The issuers of ARS generally have a higher credit rating than the aforementioned VRDOs and are typically insured. The bonds do not have a put feature. Like the VRDOs, ARS are also experiencing less liquidity in the markets, resulting in failed auctions due to a lack of demand. In the case of a failed auction, the existing holders of the ARS hold their positions at the maximum rate set in the underwriting agreement until sufficient bids are made at the next auction. The risk to the Company is losing the value of the ARS in its portfolio, which totaled $4,200,000 at December 31, 2007. These ARS were sold subsequent to year-end 2007 at par.

In the ordinary course of its business, the Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

13. Other Intangible Assets

In 2006, the Company purchased certain assets of SSG Capital Advisors, an investment banking company specializing in middle-market reorganizations. A summary of these finite-lived intangible assets follows.

	Noncompete Agreements	Customer Intangible
Gross carrying amount	$ 4,784,012	$ 2,110,841
Less accumulated amortization	(2,259,112)	(2,110,841)
Net carrying amount	$ 2,524,900	$ –

14. SBA Loan Sale and Securitization Activities

Prior to 2006, the Company purchased the guaranteed portion of Small Business Administration (SBA) loans from third-party lenders and then converted certain loans into SBA guaranteed pooled securities through the SBA securitization program. The certificates were then sold directly to institutional investors, achieving legal isolation. The process met all requirements for sale treatment under SFAS 140.

In 2006, management made the decision to discontinue purchasing new SBA loans and to sell or securitize the existing SBA portfolio. During 2007, the Company sold $46,934,054 of SBA loans and recognized a pretax gain of $78,032, which is included in revenue from principal transactions in the statement of operations. At December 31, 2007, SBA loans totaling $23,596,132 remained in the Company's portfolio. The Company did not securitize any pools of SBA loans in 2007.

Retained interests from prior SBA securitizations are classified as trading securities and are included in securities owned at fair value on the statement of financial condition. At December 31, 2007, the fair value of the retained interests totaled $3,947,306. Fair value adjustments to the retained interests are recorded in revenue from principal transactions on the statement of operations. The Company uses assumptions and estimates in determining the fair value allocated to the retained interests at the time of sale in accordance with SFAS 140. These assumptions and estimates include projections concerning rates charged to customers, the expected life of the receivables, credit loss experience, loan repayment rates, the cost of funds, and discount rates commensurate with the risks involved.

Management reviews the historical performance of each retained interest and the assumptions used to project future cash flows. If past performance and future expectations dictate, assumptions are revised and the present value of future cash flows is recalculated. Cash flows received on the retained interests during 2007 totaled $2,441,702.

Subsequent to December 31, 2007, the SBA loans and retained interests in SBA securitizations were sold to National City Bank, an affiliate of the Company, at their estimated fair values at the time of the transaction of $23,443,805 and $3,829,596, respectively.

15. Line of Business Transfer

On January 1, 2007, the derivatives products group (DPG) was transferred from the Company to National City Bank, a wholly owned subsidiary of the Parent. DPG helps the corporate banking clients of the Parent and its subsidiaries manage interest rate risk using interest rate swaps and options. Management decided to transfer this business unit due to the fact that the activities conducted within that line of business were unrelated to the core activities of a broker-dealer, which include underwriting and distribution of securities and advisory services required to be performed by a registered broker-dealer.

Carrying values of the assets and liabilities were used in the transaction in accordance with the provisions of FTB 85-5, *Issues Relating to Accounting for Business Combinations for Entities under Common Control.* Accordingly, $36,152 of equipment and improvements and $2,708,897 of accrued compensation and other accrued expenses were transferred to National City Bank.

END